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FILE NO: 68139.1004

August 23, 2010

VIA EDGAR

Mr. Thomas Kluck

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Ellington Financial LLC
Pre-Effective Amendment No. 8 to Registration Statement on Form S-11
Filed on May 27, 2010
Registration No. 333-160562

Dear Mr. Kluck:

As counsel to Ellington Financial LLC, a Delaware limited liability company (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 9 (“Amendment No. 9”) to the Company’s Registration Statement on Form S-11 (File No. 333-160562) (the “Registration Statement”) and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 10, 2010.

For convenience of reference, each Staff comment contained in your June 10, 2010 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letters, and is followed by the corresponding response of the Company.

We have provided to each of you, Jessica Barberich, Yolanda Crittendon and Duc Dang a courtesy copy of this letter and two courtesy copies of Amendment No. 9 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to Amendment No. 8 to the Registration Statement filed with the Commission on May 27, 2010. The changes reflected in Amendment No. 9 have been made in response to the Staff’s comments. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Mr. Thomas Kluck

August 23, 2010

Risk Factors, page 24

We or Ellington or its affiliates may be subject to adverse legislative or regulatory changes and to regulatory inquiries or proceedings, page 37

1.	It appears that the risk associated with adverse legislative and regulatory changes is separate and distinct from the risk associated with being subject to inquiries and proceedings. Please revise to discuss the two risks separately or explain why they should be considered the same risk.

RESPONSE: The Company has revised the disclosure on pages 37 and 38 of the prospectus in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 61

Results of Operations for the Three Month Periods ended March 31, 2010 and 2009, page 75

Net Realized and Unrealized Gains and Losses on Investments and Financial Derivatives, page 77

2.	Please revise to expand the disclosure concerning your net realized and unrealized gains (losses) on financial derivatives to discuss how the credit default swaps and futures resulted in the disclosed figures.

RESPONSE: The Company has revised the disclosure on pages 77 and 80 to provide discussion about the causes of the Company’s net realized and unrealized gains and losses.

Liquidity Management, page 97

Our Financing Strategies and Use of Leverage, page 97

3.

We have read your response to comment 3 in relation to the staff comment letter dated April 15, 210. As it is discussed in Note 2(h) on page F-26, we note that you account for your TBA transactions (including those related to TBA rolls) as purchases and sales. Please quantify the amount of the TBA roll transactions at each period end balance sheet date and provide a detailed analysis supporting your decision to account for these TBA roll transactions as sales. Please refer to FASB ASC 860-10. You note in your

Mr. Thomas Kluck

August 23, 2010

disclosure that the TBA roll transactions involve you selling (buying) securities for delivery (receipt) in an earlier month and simultaneously contracting to repurchase (sell) similar, but not identical, securities at an agreed-upon price on a fixed date in a later month (with the later-month price typically lower than the earlier-month price). In your response, tell us how you evaluated whether or not the securities repurchased at the later date are “substantially the same” as the securities sold earlier as detailed in FASB ASC 860-10-40-24. Please address the requirements stated in the contractual provisions of the agreements for the transactions as well the characteristics of the securities that are actually received.

RESPONSE: In response to comment 4 below, we have added additional disclosure on page 97 describing how the Company utilizes TBAs. For the Staff’s convenience in considering the accounting treatment of TBAs, we have also included that additional disclosure in our response to this comment 3 as follows:

“We primarily engage in TBA transactions for purposes of managing certain risks associated with our long Agency RMBS and to a lesser extent, our non-Agency RMBS. The principal risks that we use TBAs to mitigate are interest rate and yield spread risks. For example, we may hedge the interest rate and/or yield spread risk inherent in our long Agency RMBS by taking short positions in TBAs that are similar in character. Alternatively, we may engage in TBA transactions because we find them attractive on their own, from a relative value perspective or otherwise.

We generally do not settle our purchases and sales of TBAs. If, for example, we wish to maintain a short position in a particular TBA as a hedge, we may “roll” the short TBA transaction. In a hypothetical roll transaction, we might have previously entered into a contract to sell a specified amount of 30-year FNMA 4.5% TBA pass-throughs to a particular counterparty for a specified settlement date. As this settlement date approaches, because we generally do not intend to settle the sale transaction, but we wish to maintain the short position, we enter into a roll transaction whereby we purchase the same amount of 30-year FNMA 4.5% TBA pass-throughs (but not necessarily from the same counterparty) for the same specified settlement date, and we sell the same amount of 30-year FNMA 4.5% TBA pass-throughs (potentially to yet another counterparty) for a later settlement date. In this way, we have essentially “flattened out” our 30-year FNMA 4.5% TBA pass-through position for the earlier settlement date (i.e., offset the original sale with a corresponding purchase), and established a new short position for the later

Mr. Thomas Kluck

August 23, 2010

settlement date, hence maintaining our short position. By rolling our transaction, we maintain our desired short position in 30 year FNMA 4.5% securities without actually settling the original sale transaction.

In the case where the counterparty from whom we purchase (or to whom we sell) for the earlier settlement date is the same as the counterparty to whom we sell (or from whom we purchase) for the later settlement date, and when these purchases/sales are transacted simultaneously, this pair of simultaneous purchases or sales is often referred to as a “TBA roll” transaction.

In some instances, to avoid taking or making delivery of TBA securities, we will “pair-off” an open purchase or sale transaction with an offsetting sale or purchase with the same counterparty. Alternatively, we will “assign” open transactions from counterparties from whom we have purchased to other counterparties to whom we have sold. In either case, no securities are actually delivered, but instead the net difference in trade proceeds of the offsetting transactions is calculated, and a money wire representing such difference is sent to the appropriate party.”

From a business perspective, the Company does not differentiate TBA roll transactions from non-roll purchases and sales of TBAs. The supplemental disclosure included in the Company’s consolidated statement of cash flows presents the absolute value of its TBA transactions inclusive of roll transactions and non-roll purchases and sales, all having closed or settled during the period. Open or unsettled TBA transactions are shown on the Company’s consolidated statement of assets, liabilities and shareholders’ equity as well as its consolidated condensed schedule of investments.

For the six month period ended June 30, 2010, the absolute value of closed TBA transactions inclusive of rolls and non-rolls reflected in the supplemental disclosure was $6.1 billion as compared to $0.6 billion for the six month period ended June 30, 2009. As of June 30, 2010, the Company’s consolidated statement of assets, liabilities and shareholders’ equity and its consolidated condensed schedule of investments reflected held long positions in TBAs valued at $212.5 million and short positions valued at $728.1 million for a net short position of $515.6 million. At December 31, 2009, the Company’s consolidated statement of assets, liabilities and shareholders’ equity and its consolidated condensed schedule of investments reflected long positions in TBAs valued at $40.3 million and short positions valued at $502.5 million for a net short position of $462.2 million.

Mr. Thomas Kluck

August 23, 2010

In determining the accounting treatment for its TBAs and TBA rolls, the Company looked to the guidance provided by ASC 946 Financial Services—Investment Companies, inclusive of the Audit & Accounting Guide—Investment Companies, ASC 860—Transfers and Servicing and ASC 815—Derivatives and Hedging. The Company also examined the accounting practices followed by other companies reporting under investment company accounting standards.

ASC 946 Financial Services—Investment Companies: The Company reports its TBA activities on a gross basis at trade date and carry them at fair value. We treat TBA long positions as investments in securities (with a trade date payable) and TBA short positions as liabilities (with a trade date receivable). Changes in fair value are recorded as movements in unrealized gain/ loss within the statement of operations. This treatment is supported by ASC 946-210-S99 which includes the text of Regulation S-X Rule 6-04, Balance Sheets. This guidance requires that companies separately state as assets investments in securities of unaffiliated issuers and receivables from the sales of investments. Additionally, separately stated balance sheet amounts are required for liabilities for securities sold short and purchases of securities, however, if the right of legal offset exists and the criteria of ASC 210-20 are met, the Company will net the positions. ASC 946-320-25-1 requires that securities transactions be recorded as of the trade date.

ASC 860—Transfers and Servicing: The Company believes ASC 860 does not apply to TBA roll transactions because of the scope exception included in section 860-10-55. This scope exception is based on the definition of various types of “roll” transactions included in 860-10-20 as follows:

“The term Government National Mortgage Association (GNMA) rolls has been used broadly to refer to a variety of transactions involving mortgage-backed securities, frequently those issued by the GNMA. There are four basic types of transactions:

Type 1:	Reverse repurchase agreements for which the exact same security is received at the end of the repurchase period (vanilla repo)

Type 2:	Fixed coupon dollar reverse repurchase agreements (dollar repo)

Type 3:	Fixed coupon dollar reverse repurchase agreements that are rolled at their maturities, that is, renewed in lieu of taking delivery of an underlying security (GNMA roll)

Mr. Thomas Kluck

August 23, 2010

Type 4:	Forward commitment dollar rolls (also referred to as to-be-announced GNMA forward contracts or to-be-announced GNMA rolls), for which the underlying security does not yet exist.”

The Company’s TBA roll transactions represent forward commitment dollar roll transactions (Type 4). A forward commitment dollar roll transaction involves a commitment to purchase/sell TBAs from/to a financial institution (such as a bank or broker-dealer) at a specified future date and amount, with a simultaneous agreement to sell/repurchase similar TBAs at an agreed-upon price on a fixed date in a later month. The TBA is marked to market until settlement and the unrealized appreciation or depreciation is recorded in the statement of operations.

According to paragraph ASC 860-10-55:

“A transfer of financial assets under a dollar-roll repurchase agreement is within the scope of this Subtopic if that agreement arises in connection with a transfer of existing securities. In contrast, dollar-roll repurchase agreements for which the underlying securities being sold do not yet exist or are to be announced (for example, to-be-announced Government National Mortgage Association [GNMA] rolls) are outside the scope of this Subtopic because those transactions do not arise in connection with a transfer of recognized financial assets.”

As the Company’s TBA transactions are scoped out of ASC 860-10, it does not perform an assessment as to whether these securities meet the “substantially the same” criteria within ASC 860-10-40-24.

ASC 815—Derivatives and Hedging: After considering the scope exception from ASC 860, the Company considered ASC 815 and concluded that its transactions meet the regular-way security trade exception within ASC 815-10-15-17. ASC 815-10-15-17 states:

“If an entity is required to account for a contract for the purchase or sale of when-issued securities or other securities that do not yet exist on a trade-date basis, rather than a settlement-date basis, and thus recognizes the acquisition or disposition of the securities at the inception of the contract, that entity shall apply the regular-way security trades scope exception to those contracts”.

Mr. Thomas Kluck

August 23, 2010

As stated above, the Company follows GAAP as applied to investment companies which requires it to record when-issued securities (and the obligations to pay for/deliver such securities) on a trade date basis, thereby meeting the scope exception in ASC 815-10-17, and as such it has accounted for its transactions as purchase and sales in accordance with ASC 946, and consistent with long-standing investment company industry practice.

In conclusion, as a company reporting under investment accounting standards, and since these transactions are outside the scope of ASC 860-10-55 and are excepted from ASC 815, the Company records these transactions as purchases/sales under ASC 946 and mark to market any related holdings (long or short) as of the relevant balance sheet date. Further, the Company examined the practices followed by other companies reporting under investment company accounting standards and the Company notes that they appear consistent with its analysis and treatment.

Business, page 88

TBAs, page 93

4.	We note that TBAs are primarily used for hedging purposes. We also note your substantial short position of $517 million and an increased long position of $144 million in fixed rate TBAs. Please revise to clarify how your transactions involving TBAs serve as hedges. For instance, it appears that upon settlement of your purchased TBAs, they would just fall into your fixed rate RMBS holdings. If so, it is not clear how such activity constitutes a hedge. Also, in order to supplement investors understanding on this aspect of your operations, please revise to discuss your process for covering your short position in the unsettled securities.

RESPONSE: In response to the Staff’s comment, the Company has added disclosure on page 97 (also excerpted above in our response to comment 3) to discuss how it uses TBA short positions as hedges and how its open short positions are covered. In addition, on page 101, the Company has added TBAs to the list of instruments used to hedge its interest rate risk. As far as long TBA positions are concerned, as further detailed on the Company’s consolidated condensed schedule of investments, each of these long TBA positions is offset by an equal or greater amount of short TBA positions in the same coupon, so on a net basis the Company is not long these TBA coupons. Since these long TBA positions are either with different counterparties or for different settlement dates than the short TBA positions that offset them, they are not netted on the Company’s consolidated statement of assets, liabilities and shareholders’ equity or on its consolidated condensed schedule of investments. Furthermore, as part of the additional disclosure on page 97, the Company discloses that it may also engage in TBA transactions that it finds attractive from a relative value perspective, and if the Company were ever to be long a

Mr. Thomas Kluck

August 23, 2010

particular TBA coupon on a net basis, the Staff is correct that it might be part of such a relative value trade, and not necessarily a hedge.

5.	It is not clear from your MD&A disclosure how your TBA transactions have affected your operating results. Please revise to clarify how these transactions impact, if any, your operations.

RESPONSE: The Company has revised the disclosure on pages 77 and 80 to include the impact of its TBAs.

Consolidated Statement of Operations, page F-16

6.	We have read your response to comment 2 in relation to the staff comment letter dated April 6, 2010; we also note your disclosure on page F-27 regarding items included in other operating expense that represent over 5% of total expenses. Please revise your consolidated statements of operations to state separately each line item that exceeds 5% of total expenses. Furthermore, please clarify how the presentation in your consolidated statements of operations complies with SAB 107. We note that you have presented a separate line item titled share-based LTIP expense; however, it appears that you also have additional non-share-based/cash compensation expense as disclosed on page F-27. Please advise and revise, as appropriate.

RESPONSE: The Company has revised its consolidated statement of operations to eliminate the caption “other operating expenses” and has detailed all major expense categories. The Company does not currently have LTIP or any other non-cash compensation expense with respect to its employees. LTIP expense is only related to LTIP units awarded to the Company’s manager, Ellington Financial Management LLC, and to the Company’s independent directors. Details of the components of the Company’s LTIP expense are provided in Note 5 to its consolidated financial statements.

Notes to Consolidated Financial Statements, page F-19

Note 3—Valuation, page F-29

7.

You disclose on page F-31 that during 2010 you revised your Level classification for credit default swaps on asset backed indices and credit default swaps on corporate indices from Level 3 to Level 2, and that you conformed the classifications in the December 31, 2009 table to the March 31, 2010 presentation. Please revise your

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August 23, 2010

disclosure to additionally discuss how you determined the appropriate classification for these credit default swaps as Level 2 financial instruments, rather than Level 3.

RESPONSE: The Company has revised the disclosure included in Note 3 on pages F-30, F-33 and F-34 in response to the Staff’s comment.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (804) 788-7366.

Very truly yours,

/s/ Daniel M. LeBey

Daniel M. LeBey

cc:	Valerie Ford Jacob
Paul D. Tropp
Laurence Penn
Lisa Mumford